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                             January 19, 2023

       Ali Vezvaei
       Chairperson
       Next.e.GO B.V.
       Lilienthalstra  e 1
       52068 Aachen, Germany

                                                        Re: Next.e.GO B.V.
                                                            Amendment No. 1. to
Confidential Draft Registration Statement on Form F-4
                                                            Submitted January
4, 2023
                                                            CIK No. 0001942808

       Dear Ali Vezvaei:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Registration Statement on Form F-4

       Recent Developments
       Citi Waiver, page 46

   1. Please provide us with the engagement letter between e.Go and Citi. We note your disclose regarding
ongoing obligations of the Company pursuant to the engagement letter that will survive the
termination of the engagement. Please disclose whether there are any other obligations, such
as rights of first refusal and lockups, and discuss the impacts of those obligations on
the Company in the registration statement.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli  Vezvaei
           B.V.
Comapany
January 19,NameNext.e.GO
            2023          B.V.
January
Page 2 19, 2023 Page 2
FirstName LastName
2. Please revise your disclosure to highlight for investors that Citi's withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Citi has been previously involved with the transaction.
Risk Factors
Citi, the lead underwriter in Athena's IPO,..., page 81

3. We note your disclosure regarding Citi waiving its entitlement to deferred underwriting compensation. Please disclose how this waiver was obtained, why the waiver was agreed
         to, and clarify the SPAC   s current relationship with Citi. Revise
your pro forma financial
         information and relevant disclosure referring to the payment of deferred underwriting commissions. Further, please add risk factor disclosure that clarifies that Citi was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Citi is waiving such fees and disclaiming responsibility for the registration statement. Please clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
4. Disclose whether Citi provided you with any reasons for the fee waiver. If you did not seek out the reasons why Citi was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Citi has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated. Background of the Business Combination, page 112

5. We note your response to prior comments 10 and 11. Please revise to disclose the underlying data and analysis of the valuation range, including the revenue multiples and comparable companies.
Certain Unaudited Prospective Financial Information Regarding e.GO, page 121

6. We note your response and amended disclosure in response to prior comment 14. It continues to be unclear how the added disclosures relate to the numbers included in the table. Please revise to clarify and explain fully how each assumption and estimate relates to the such information. For example, please provide more information on how the
         "successful introduction and ramp-up of a second production shift in 2023" will lead to an increase in revenues from Euro 20.6 million in 2022 to Euro 440.3 million in 2023. It should be clear after your revisions how you have a reasonable basis for the projected financial information you included in this document.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli  Vezvaei
           B.V.
Comapany
January 19,NameNext.e.GO
            2023          B.V.
January
Page 3 19, 2023 Page 3
FirstName LastName
Proposal No. 2 , page 135

7. We note your response to prior comment 17, and reissue in part. Please explain the reason for the 20% increase in shares to be issued if this proposal is approved. Revise to describe the negotiations between the parties regarding this element of compensation, including all proposals and counterproposals.
Unaudited Pro Forma Condensed Combined Financial Information, page 190

8. Please revise to present the pro forma EPS in accordance with Item 5 of Form F-4. Your disclosure should at minimum include the following information:
             Reconciliations of the numerators and the denominators of your pro forma EPS computations.
             Any securities that could potentially dilute the EPS information in the future that were not included in the computation because they were anti-dilutive for the periods presented.
9.       We note that you recorded transaction accounting adjustments of
67.599 million and
            68.033 million under the no redemption scenario and maximum redemption scenario, respectively, which represents income recognized for the difference of the deemed costs of the shares issued to Athena Stockholders and the fair value of SPAC s identifiable net assets at the date of the Business Combination. Please provide us with your detail calculation of these adjustments, including any assumptions and estimates you used in your calculation and why adjustment resulted in income.
Business of e.GO and Certain Information About e.GO
Customer Service, page 204

10. We note your response to prior comment 24, and reissue in part. Please revise to state the respective rights and obligations of each party, and tell us whether the agreement is represented by a written agreement.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli  Vezvaei
           B.V.
Comapany
January 19,NameNext.e.GO
            2023          B.V.
January
Page 4 19, 2023 Page 4
FirstName LastName
e.GO's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 220

11. We note on page 118 you disclose since November 19, 2022, the parties of the credit agreement related to the Bridge Financing are negotiating a reservation of rights letter to
         address e.GO   s breach of certain conditions subsequent and other
covenants under the
         credit agreement, a related standstill of Brucke Funding LLC and Brucke Agent LLC, and the restructuring of the Bridge Financing Fixed Payment. We also note it appears you did not receive the third and fourth tranche of the bridge financing in October and November totaling approximately $11.25 million as previously indicated. Please revise the e.GO's liquidity and capital resource section to discuss the nature of e.GO's breach of certain conditions and other covenants under the credit agreement and what impact, if any, this had on e.GO's liquidity and results of operations, including its ability to drawn down on other loans or obtain new or additional debt.
General

12. Please provide us with any correspondence between Citi and e.Go relating to Citi's resignation. Note that this comment is not limited to paper correspondence.
13.      Disclose the second sentence of your response to prior comment 3.
14. Please tell us why you have not yet included the fairness opinion from Northland, considering that it was provided on July 27, 2022. In this regard, please tell us if there have been any material changes in operations or performance or in any of the projections or assumptions upon which the financial advisor based its opinion since the delivery of the opinion. If there have been material changes, provide disclosure about those changes and whether the board believes the opinion remains valid.
15. Please revise to include a risk factor related to the federal forum provision mentioned on page 255.
16. Please update your compensation disclosure included on page 252 to be as of December
         31, 2022.
17. Please describe what relationship existed between Citi and the SPAC after the close of the
         IPO, including any financial or merger-related advisory services conducted by Citi. For example, clarify whether Citi had any role in the identification or evaluation of business combination targets.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli  Vezvaei
           B.V.
Comapany
January 19,NameNext.e.GO
            2023          B.V.
January
Page 5 19, 2023 Page 5
FirstName LastName
18. Please provide us with a letter from Citi stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Citi and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Citi does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Citi withdrew from its role as and forfeited its fees and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether Citi performed substantially all the work to earn its fees.
19. If approval of each proposal is now assured, revise to state so directly on your cover page.
20. We note the DEFA14As dated December 16 and 19, 2022 filed by the SPAC, which stated that the Extension Meeting would be adjourned if more than 2 million shares were presented for redemption. Considering that more than 20 million shares were presented for redemption, please tell us why the Extension Meeting was not adjourned.
21. We note that a substantial number of your outstanding shares were redeemed in connection with the Extension Amendment, but the shareholders nevertheless approved the amendment. In light of your disclosures on pages 77-78 and elsewhere, please revise to disclose any arrangements, understandings, agreements or discussions between the
         SPAC, target or affiliates thereof and the shareholders who voted for the Extension
         Amendment.
       You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Clemens Rechberger